EC Development, Inc.
23 E. 9th Street, Suite 229,
Shawnee, Oklahoma, 74801

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Ryan Houseal, Attorney-Advisor
   Megan Akst, Staff Accountant

Re:          EC Development, Inc.
Request to Withdraw Registration Statement on Form 10
SEC File No. 000-14039

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), EC Development, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form 10-12(g), bearing the above registration number, filed on September 19, 2011 and amended on November 14, 2011, together with all exhibits and amendments thereto (the “Registration Statement”). The Company is requesting withdrawal of the Registration Statement because it has elected not to pursue the registration of the class of securities described therein at this time.  The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Act.  No securities were offered or sold pursuant to the Registration Statement.

No fees were paid to the Commission in connection with filing of the Registration Statement.

Should you have any questions regarding the withdrawal, please contact the Company’s legal counsel, Steven D. Talbot, at the law offices of Steven D. Talbot, P.S., 2101 NE 129th Street, Suite 213, Vancouver, WA 98686.

Respectfully,

/s/ Randy Edgerton
Randy Edgerton, Chief Financial Officer